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**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-69239 |

**FACING PAGE**
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ACC Securities, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5429 LBJ Fwy., Ste. 750
(No. and Street)

Dallas (City) Texas (State) 75240 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tim Turner 214 217-7712
(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

8750 N. Central Expressway, Suite 300 (Address) Dallas (City) TX (State) 75231 (Zip Code)

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/13

## OATH OR AFFIRMATION

I, Jason Rivera, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of ACC Securities, LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO/CCO

Title

County of Dallas
State of Texas

Martha Grizzel
Notary Public

MARTHA GRIZZEL
Notary Public
STATE OF TEXAS
My Comm. Exp. JUNE 6, 2016

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the Audited and Unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) Management's Exemption Report

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

**ACC SECURITIES, LLC**

Table of Contents

CF ACCOUNTANTS CONSULTANTS

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member
ACC Securities, LLC
Dallas, Texas

We have audited the accompanying statement of financial condition of ACC Securities, LLC (the "Company") as of December 31, 2014, and the related statements of operations, changes in members' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ACC Securities, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The supplementary information contained in Schedules I and II (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
February 26, 2015

www.cfllp.com

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464

972.387.4300
800.834.8586
972.960.2810 fax

Member: CPAmerica International, in alliance with Crowe Horwath International
The International Accounting Group
World Services Group

ACC SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

**Assets**

| | | |
|---|---|---|
| Cash | $ | 25,145 |
| Prepaid Expenses | | 2,510 |
| Total Assets | $ | 27,655 |

**Liabilities and Members' Equity**

| | | |
|---|---|---|
| Liabilities | | |
| Related Party Payable | $ | 2,819 |
| Total Liabilities | | 2,819 |
| Members' Equity | | 24,836 |
| Total Liabilities and Members' Equity | $ | 27,655 |

The accompanying notes are an integral part of these financial statements.

ACC SECURITIES, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2014

| | |
|---|---|
| Revenues | |
| Commissions and Fees | $ -- |
| Expenses | |
| Registration | 7,177 |
| Consulting | 2,484 |
| Insurance | 949 |
| Office Expenses | 1,816 |
| Rent | 5,710 |
| Professional Fees | 7,500 |
| Professional Development | 162 |
| Telephone | 780 |
| Travel | 319 |
| Utilities | 780 |
| Total Expenses | 27,677 |
| Net Income (Loss) | $ (27,677) |

The accompanying notes are an integral part of these financial statements.

ACC SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

| | | |
|---|---|---|
| **Balance at December 31, 2013** | $ | 22,513 |
| Member Contributions in Cash | | 30,000 |
| Net Income (Loss) | | (27,677) |
| **Balance at December 31, 2014** | **$** | **24,836** |

The accompanying notes are an integral part of these financial statements.

ACC SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

| | | |
|---|---|---|
| **Cash Flows from Operating Activities** | | |
| Net Income (Loss) | $ | (27,677) |
| Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities: | | |
| Change in operating assets and liabilities: | | |
| Increase in Prepaid Expenses | | (298) |
| Decrease in Accounts Payable | | (36) |
| Increase in Related Party Payables | | 86 |
| Net Cash Provided (used) by Operating Activities | | (27,925) |
| **Cash Flows from Investing Activities** | | |
| Net Cash Provided (used) by Financing Activities | | -- |
| **Cash Flows from Financing Activities** | | |
| Capital Contributions | | 30,000 |
| Net Cash provided (used) by Financing Activities | | 30,000 |
| Net Increase (decrease) in Cash | | 2,075 |
| Cash at beginning of period | | 23,070 |
| Cash at end of period | $ | 25,145 |

**Supplemental Schedule of Cash Flow Information**

| | | |
|---|---|---|
| Cash paid during the year for: | | |
| Interest | $ | -- |
| Income taxes | $ | -- |

The accompanying notes are an integral part of these financial statements.

## Note 1 - Summary of Significant Accounting Policies

The accounting and reporting policies of ACC SECURITIES, LLC (the "Company") conform to U.S. generally accepted accounting principles and to general practices within the securities industry. The following is a description of the more significant of those policies that the Company follows in preparing its financial statements. The financial statements present the financial position and results of operations of the Company, a multi-member Texas limited liability company, which was formed on September 10, 2010.

**Organization**

The Company, jointly-owned by ALLCAPCORP, LTD. CO. and Matadero, LLC (collectively referred to as the "Members"), is a registered broker and dealer in securities under the Securities Exchange Act of 1934. The Company's primary business is operating as a placement agent in private securities transactions between issuers and/or accredited institution(s)/qualified institutional buyers (QIB). The Company does not carry any margin accounts and does not hold funds or securities for customers. The Members make capital contributions as necessary to cover any regular operating or regulatory requirements.

**Income Taxes**

The Company is organized as a limited liability company and has no federal tax liability. State tax liabilities are determined under individual state laws of which none were payable. Temporary differences between the amounts reported in the financial statements and the tax basis of assets and liabilities result in deferred taxes. The Company is a multi-member limited liability company.

The Company has reviewed the guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. The Company has evaluated such implications for all open tax years, and has determined there is no impact to the Company's financial statements as of December 31, 2014.

Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises. The Company's income tax returns generally remain subject to examination by the regulatory authorities for three to four years from the date the return is due including extensions.

**Revenue Recognition**

The Company earns selling commissions on the sale/placement of privately-held securities between an issuer and institutional investors or between two (2) institutional investors. Selling commissions are reflected in the period in which assets are raised for the selling issuer or selling institutional investor.

The Company accrues interest on its investments in the period when earned.

**Use of Estimates**

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Related Parties

At December 31, 2014, the Company had an amount due to ALLCAPCORP, LTD., CO dba Allegiance Capital Corporation (Majority Member) of $2,819, which was primarily for certain shared expenses in accordance with an Administrative Services and Expense Agreement dated May 1, 2013. The Administrative and Expense Agreement provides for Allegiance Capital Corporation to provide certain services to the Company and is in accordance with NASD Notice to Members 03-63, *Expense-Sharing Agreements*. The Company incurred expenses totaling $11,090 for these services for the year ended December 31, 2014.

The Company and its affiliates are related parties under common control and the existence of that control could create operating results and financial positions different than if the entities were autonomous.

Note 3 - Regulatory Requirements

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. Rule 15c3-1 requires that the Company maintain minimum net capital, as defined, of $5,000 at December 31, 2014, and requires that the ratio of "aggregate indebtedness" to "net capital," as those terms are defined by the rule, may not exceed 15 to 1. At December 31, 2014, the Company had net capital of $22,326 which was $17,326 in excess of its required net capital and its ratio of indebtedness to net capital was 0.126 to 1.

Note 4 - Exemption from Rule 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission on the basis that the Company carries no margin accounts and does not otherwise hold funds or securities for customers. The Company has not executed any customer transactions during the year.

Supplemental Information

Pursuant of Rule 17a-5 of the

Securities Exchange Act of 1934

as of

December 31, 2014

**Schedule I**

ACC SECURITIES, LLC
COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
of the Securities and Exchange Commission
As of December 31, 2014

## COMPUTATION OF NET CAPITAL

| | |
|---|---|
| Total members' equity qualified for net capital | $ 24,836 |
| Add: | |
| Other deductions or allowable credits | -- |
| Total capital and allowable subordinated liabilities | 24,836 |
| Deductions and/or charges: | |
| Non-allowable assets: | |
| Prepaid expenses | (2,510) |
| Net capital before haircuts on securities positions | 22,326 |
| Haircuts on securities (computed, where applicable, Pursuant to Rule 15c3-1(f) | -- |
| **Net Capital** | **$ 22,326** |

## Aggregate Indebtedness (AI)

| | |
|---|---|
| Items included in statement of financial condition | |
| Related party payables | $ 2,819 |
| Total aggregated indebtedness | **$ 2,819** |

**Schedule I (continued)**

ACC SECURITIES, LLC
COMPUTATION OF NET CAPITAL UNDER SEC RULE 15C3-1
of the Securities and Exchange Commission
As of December 31, 2014

**Computation of Basic Net Capital Requirement**

| | |
|---|---|
| Minimum net capital required (6 2/3% of AI) | $ 188 |
| Minimum net capital required of broker dealer | $ 5,000 |
| Net capital requirement (Greater of above two minimum requirement amounts) | $ 5,000 |
| Net capital in excess of required minimum | $ 17,326 |
| Excess net capital at 1000% | $ 22,044 |
| Ratio: Aggregate indebtedness to net capital | 0.126 to 1 |

**RECONCILIATION WITH COMPANY'S COMPUTATION**

There were no differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

**Schedule II**

ACC SECURITIES, LLC
Computation of Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2014

**EXEMPTIVE PROVISIONS**

The Company does not carry any customer accounts and is exempt from computing reserve requirements under Rule 15c3-3 paragraph (k)(2)(i) of the Securities and Exchange Commission as well as including information relating to possession or control requirements under Rule 15c3-3. The Company operates primarily with the purpose of acting as placement agent between an unregistered/non-reporting private issuer/company and/or institutional investor(s) in selling their privately held/unregistered securities to accredited institutional investors and/or qualified institutional buyers (QIBs). The Company does not hold customer funds or safekeep customer securities.

Report of Independent Registered Public Accounting Firm

On Management's Exemption Report

Required By SEC Rule 17a-5

Year Ended December 31, 2014

CF ACCOUNTANTS CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON MANAGEMENT'S EXEMPTION REPORT

To the Managing Member
ACC Securities, LLC
Dallas, Texas

We have reviewed management's statements, included in the accompanying Management's Exemption Report, in which *(a)* ACC Securities, LLC (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) (the "exemption provisions") and *(b)* the Company stated that the Company met the identified exemption provisions throughout the year ended December 31, 2014 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
February 26, 2015

# ACC Securities LLC

AFFILIATE OF ALLEGIANCE CAPITAL CORP.

ACC Securities, LLC's Exemption Report

ACC Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

ACC Securities, LLC

I, Jason Rivera, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: Chief Executive Office and Chief Compliance Officer

February 11, 2015

5429 LBJ Freeway | Suite 750 | Dallas, Texas 75240 | Phone 214-217-7712 | Facsimile 214-217-7799 | Member FINRA/SIPC